EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lindsay Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-166778, No. 333-131663, and No. 333-87806) on Form S-8 of Lindsay Corporation of our report dated October 18, 2013, with respect to the consolidated balance sheets of Lindsay Corporation as of August 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2013, and the related financial statement schedule, and our report dated October 18, 2013, with respect to the effectiveness of the Company’s internal control over financial reporting as of August 31, 2013, which reports appear in the August 31, 2013 Annual Report on Form 10-K of Lindsay Corporation.

/s/ KPMG LLP

Omaha, Nebraska

October 18, 2013